SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

iPass Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

42621V108

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This statement amends the amended Schedule 13D (the “Amended Schedule 13D”) filed on May 23, 2005, as amended on August 5, 2005, November 9, 2005, February 6, 2006, May 16, 2006, June 26, 2006 and August 1, 2006, by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Delaware limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”), with respect to Common Shares, $.001 par value per share (“Common Shares”), of iPass Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 7 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4. Purpose of Transaction.

On August 14, 2006, Stanley P. Gold and Michael J. McConnell, on behalf of the Shamrock Activist Value Fund, sent to John Beletic, the Lead Director of the Company, the following letter:

Dear John:

iPass has reached a critical juncture and immediate action is necessary to stem further erosion of shareholder value. New leadership must be brought to the Board of Directors that is engaged and will proactively guide iPass. An immediate search must be undertaken to secure a new CEO that can optimize the leadership position of the Company. A more meaningful cost reduction program, focusing on sales force efficiency and productivity, should be promptly implemented. Further, because this Board and management have not demonstrated that they can prudently allocate the Company’s capital resources, a substantial portion of the excess cash balances should be distributed to shareholders immediately.

When the Shamrock Activist Value Fund first invested in iPass in 2005, we were attracted by the Company’s impressive enterprise customer base, market leading products and superior services. Additionally, the Company’s financial characteristics were favorable with high gross margins and virtually every expense item variable and controllable. During this period in which we have increased our ownership position to more than 14% of the Company, we have witnessed a Board unwilling to take the actions necessary to protect and grow shareholder value and a CEO unable to manage effectively the income statement and capital allocation decisions.

In a letter to the Company’s CEO more than three months ago, we outlined our concerns in four critical areas: corporate performance, capital allocation, compensation and governance. Subsequently, we met on June 16, 2006 with you, Peter Bodine and management to discuss these matters more fully. Our presentation materials from that meeting are attached to this letter. The Company’s response has failed to address these issues and continuing poor financial performance further demonstrates that our concerns were justified. The Company’s recently released second quarter results and management’s commentary on the future outlook are indeed troubling. The focus on revenue growth through 2008 ignores profitability and threatens to further misalign management’s incentives with shareholder interests. This is unacceptable.

This leads us to question the competency and sense of urgency of your senior management team as well as the level of oversight by this Board. Six months after the acquisition of GoRemote, we see no evidence to support management’s promise that the acquisition would be accretive in Q2 2006, nor information that would justify the purchase price of approximately $90mm (including costs). The apparent failure of your management team to effectively integrate GoRemote has reduced the once profitable iPass business to break-even. This represents both a flawed execution strategy and a gross overpayment for the GoRemote business. Meanwhile, management attempts to camouflage its failures by now promising future cost savings in 2007. With this CEO’s track record of repeatedly failing to deliver on his promises, we are understandably skeptical. Rather than sharing our skepticism, this Board’s only response appears to be to give this CEO yet another chance at the expense of the shareholders.

This Board and management team has taken a Company that one year ago generated $30mm of free cash flow and had a cash balance of $180mm to a business producing negative free cash flow and a cash balance of $107mm. To achieve acceptable returns on capital, the Company must better align its cost structure to its gross margin; the $5mm cost savings target does not ensure acceptable levels of profitability and is indicative of a reactive management approach that will continue to erode shareholder value. A Board that is properly serving the interests of stockholders should not continue to sit idly by as this CEO mismanages the cost-side of the business.

The following facts highlight the crisis at iPass and the need for immediate action:

•     iPass stock price performance over the last three years, having declined by 82%, ranks as nearly the worst among companies in the Russell 2000 (#1990 of 2000)

•     Return-on-invested capital has declined from 14% in 2003 to negative today

•     Operating margins have declined from 19% in 2003 to negative today

•     The acquisition of GoRemote for $90 million without an apparent integration plan or adequate valuation analysis

•     Financial targets extending to FY 2008 without profitability objectives

You and your Board colleagues – Arthur Patterson, Peter Bodine, Gary Ames, and Allen Spies et al – appear to be disengaged and unwilling to demonstrate the courage to hold management accountable. The current CEO has been in place for five years and cannot continue to avoid responsibility for the substantial decline in shareholder value. Your failure to properly exercise your fiduciary duties has protected the CEO at considerable cost to the iPass shareholders. Your responses to our concerns at our June meeting were unsatisfactory. With this Board’s attitude, the future for iPass will only become more difficult, corporate performance will continue to stagnate and shareholder value will continue to erode.

We have lost confidence in the Board’s and the CEO’s ability to steward our assets effectively. The Company’s financial performance, and related decline in the Company’s stock price, provides clear support for our view.

We will continue to work vigorously to address what we believe is a crisis of leadership at iPass. As a first step, we request a meeting with you by September 15, 2006 to discuss the following matters:

1.      Board representation by Shamrock and/or shareholder representatives

2.      Immediately thereafter, the commencement of a search for a new CEO

3.      Implementation of a more aggressive cost reduction program

4.      Return of approximately $60-$70mm to shareholders through either a stock repurchase or extraordinary dividend

The Company has an enviable customer list, products and services. We believe an entrepreneurial, focused, and cost-conscious management, with proper oversight by an engaged, proactive Board, can return iPass to profitability. An appropriate strategic plan, led by capable senior management, should result in top-line growth while achieving operating income margins in the mid-teens.

We are looking to you and your Board colleagues to take the actions described above, otherwise shareholder interests will continue to be poorly served and the Company will face the consequences of further shareholder unrest.

I look forward to your earliest response.

Sincerely,

/s/ Stanley P. Gold	/s/ Michael J. McConnell
Stanley P. Gold	Michael J. McConnell

The June 15, 2006 Shamrock Activist Value Fund Presentation to Management and Board of the Company referred to in the letter from Messrs. Gold and McConnell set forth above, is attached hereto as Exhibit 14.

2. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7. Material to be Filed as Exhibits.

Document
Exhibit 14	—	Shamrock Activist Value Fund Presentation to Management and Board of the Company dated June 15, 2006

Exhibit 15	—	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2006

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C.,
its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C.,
its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C.,
its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

Exhibit Index

Document
Exhibit 14	—	Shamrock Activist Value Fund Presentation to Management and Board of the Company dated June 15, 2006

Exhibit 15	—	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.